Acorns Securities, LLC
(SEC ID 008-69294)
Statement of Financial Condition
And Report of Independent Registered
Public Accounting Firm
For the Year Ended September 30, 2021

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-69294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/1/2020___ AND ENDING ___9/30/2021___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Acorns Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5300 California Avenue
_____
(No. and Street)

Irvine	CA	92617
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colin Lam	949-438-4245	colin@acorns.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
_____
(Name – if individual, state last, first, and middle name)

555 West 5th Street, Ste 2700	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colin Lam, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Acorns Securities, LLC, as of December 29, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, Acorns Securities, LLC is making this filing without a notarization.

Signature: [signature]

Title: Financial and Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Acorns Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acorns Securities, LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2020 Financial Statement

As discussed in Note 14 to the statement of financial condition, the 2020 statement of financial condition has been restated to correct an error.

Related-Party Transactions

As discussed in Note 9 to the statement of financial condition, a significant portion of the Company's revenues and expenses are with Acorns Grow Incorporated, the Company's parent, and other affiliated entities.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

December 29, 2021

We have served as the Company's auditor since 2020.

Acorns Securities, LLC
Statement of Financial Condition
As of September 30, 2021

ASSETS

Cash and cash equivalents	$ 1,614,453
Cash and securities required to be segregated under federal or other regulations	2,000,039
Receivable from clearing firm	46,974,662
Investments in fractional shares held by customers	1,121,016,723
Securities owned – at fair value	189,903
Cash deposited with clearing firm	50,000
Prepaid expenses and other assets	43,110
Equipment, net	17,663
Receivable from affiliates	7,774
TOTAL ASSETS	**$1,171,914,327**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to customers	$ 46,023,220
Repurchase obligation for investments held by customers	1,121,016,723
Payable to affiliates	795,183
Accounts payable and accrued expenses	747,483
Total liabilities	1,168,582,609

COMMITMENTS AND CONTINGENCIES (Note 10)

MEMBER'S EQUITY	3,331,718
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,171,914,327

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Acorns Securities, LLC (the "Company" and or "we") was organized in the State of Delaware on April 9, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA, the Company maintains subaccounts pursuant to an omnibus arrangement with a clearing firm. The Company also transmits block trade and other orders placed by its affiliated investment adviser, Acorns Advisers, LLC ("Advisers"). The Company is subject to the requirements of Customer Protection Rule 15c3-3 ("Rule 15c3-3") and Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Acorns Grow Incorporated (the "Parent"). On May 26, 2021, the Parent entered into a definitive agreement for a business combination with Pioneer Merger Corp. (NASDAQ:PACX), a special purpose acquisition company.

The Company operates in one segment, based on similarities in economic characteristic between its operations, the common nature of its services and the regulatory environment under which it operates.

The Company is currently operating at a loss and is dependent on the Parent to continue to fund its operations and meet its obligations as they fall due. The Parent has agreed to provide financial support for at least 12 months from the date of this report to enable the Company to continue its operations and meet its obligations as they become due. The Parent's ability to provide financial support to the Company for at least 12 months from the date of this report is dependent on the Parent raising additional capital. In the event the Parent is not able to raise sufficient capital, sales and marketing costs of the Parent can be significantly curtailed to enable continued financial support to the Company.

Summary of Significant Accounting Policies

Basis of Presentation - The Company maintains its accounts and prepares its statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of the Statement of Financial Condition - The preparation of the accompanying statement of financial condition requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable bases on the best available information. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not segregated and on deposit for federal or regulatory purposes. Cash and cash equivalents include deposits with banks.

Receivable from clearing firm - Receivable from clearing firm includes amounts receivables arising from unsettled trades and cash deposited at the clearing firm.

Securities Transactions - The Company does not actively trade in exchange traded funds (ETFs) or other securities for its own account. However, to the extent that customer deposits are returned by the automated clearing house, the Company may own securities which are generally sold in the market in the near term and treated as trading securities. Securities held by the Company are traded on major stock exchanges and stated at fair value.

Equipment - Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated life of 3 years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Leases – In connection with Financial Accounting Standards Board ("FASB") Accounting Standards Update Topic 842, *Leases* ("ASU No.2018-11"), the Company has a sublease arrangement with its Parent whereby the Company rents office space from the Parent for a monthly fee. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

NOTE 2: CASH SEGREGATED UNDER SECURITIES REGULATIONS

At September 30, 2021, cash of $2,000,039 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 3: DEPOSIT AT CLEARING FIRM

The Company has an omnibus account trading agreement with a clearing firm, RBC Capital Markets, in order to execute trades on behalf of the clients of its affiliated adviser, Acorns Advisers, LLC. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2021 was $50,000.

NOTE 4: FINANCIAL INSTRUMENTS

We apply fair value accounting for all financial instruments that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, clearing firm receivable, accounts receivable, customer payable, and accounts payable, it is estimated that the carrying amount approximated fair value because of the short maturities of these instruments. Cash

and cash equivalents are classified as Level 1 of the fair value hierarchy. Clearing firm receivable, accounts receivable, customer payable, and accounts payable are classified as Level 2 of the fair value hierarchy due to their short-term nature.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at fair value on a non-recurring basis at September 30, 2021. All securities held by the Company were exchange-traded funds. The following table presents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at September 30, 2021:

Assets	Level 1	Level 2	Level 3
Investments in fractional shares held by customers	$1,121,016,723	$ -	$ -
Securities owned	189,903	-	-
Total assets	$ 1,121,206,626	$ -	$ -

Liabilities	Level 1	Level 2	Level 3
Repurchase obligation for investments held by customers	$ 1,121,016,723	$ -	$ -
Total liabilities	$ 1,121,016,723	$ -	$ -

NOTE 5: RECEIVABLE FROM CLEARING FIRM

Pursuant to the clearing agreement, the Company introduces all its securities transactions to its clearing firm on an omnibus basis. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing firm for losses, if any, which the clearing firm may sustain from carrying securities transactions introduced by the Company. As of September 30, 2021, the receivable from clearing firm was $46,974,662 related to customer pending transactions.

NOTE 6: INVESTMENT IN FRACTIONAL SHARES AND REPURCHASE OBLIGATION FOR INVESTMENTS HELD BY CUSTOMERS

The Company executes and allocates purchases and sales of investment securities based on Advisers' customer portfolio investment engine algorithm. These transactions result in fractional shares of ETFs held by customers and Advisers. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation). These financial assets are presented as investments in fractional shares held by customers and a corresponding repurchase obligation for investments held by customers. We have elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets.

NOTE 7: PAYABLE TO CUSTOMERS

Customer payables represent free credit balances from customer funds on deposit, funds related to settled security transactions and dividend payments. Total customer payables as of September 30, 2021 were $46,023,220.

NOTE 8: EQUIPMENT, NET

	September 30,2021
Equipment	$ 36,764
Less: accumulated depreciation	(19,101)
Equipment, net	$ 17,663

Depreciation expense for the year ended September 30, 2021 was $12,311.

NOTE 9: RELATED-PARTY TRANSACTIONS

In September 2013 the Company and the Parent entered into a technology license and services agreement whereby the Parent grants to the Company the right and license to utilize technology developed by the Parent for maintaining books and records for Clients and receiving orders from Advisers. The 2013 technology license and services agreement was superseded by the February 2021 expense sharing agreement which included the terms allowing the Company the right and license to utilize technology developed by the Parent described above. As of September 30, 2021, $0 was payable to the Parent.

In April 2015, the Company and the Parent entered into an expense sharing agreement. The agreement was superseded by the February 2021 agreement between the Company and the Parent, whereby the Company agrees to reimburse the Parent payroll, equipment, costs related to automated clearing house transactions and other incidental expenses paid on behalf of the Company. As of September 30, 2021, $275,833 was payable to the Parent and is included in Payable to affiliates in the accompanying statement of financial condition.

In February 2019, the Company and the Parent entered into a sublease agreement whereby the Company agrees to sublease office space from the Parent. As of September 30, 2021, $0 was payable at year-end.

The Company is affiliated through common ownership with Advisers. During April of 2014, the Company and Advisers entered into a brokerage and custodial services agreement whereby the Company agrees to establish and maintain an account on its books and records for each client of the Advisers ("Clients"). Accordingly, the

Company has established several omnibus accounts for the benefit of Clients which are maintained by another clearing firm. Furthermore, the Company is responsible for instructing the clearing firm to maintain possession or control of investments in these omnibus accounts free of any charge, lien, or claim of any kind in favor of the clearing firm or any person claiming through the clearing firm. The Company is reimbursed for all orders and instructions obtained by Advisers. For the year ended September 30, 2021, $0 was receivable from Advisers at year-end. Further, the Company allocates payroll costs to Advisers for services provided by the Company's employees on behalf of the affiliated investment adviser. As of year-end, the Company had a $84,850 receivable from Advisers which is netted with the amounts payable to Advisers. The Company had a net payable to Advisers of $83,821 which includes reimbursements for orders and instructions and reimbursable payroll costs as of September 30, 2021 and is included in Payable to affiliates in the accompanying statement of financial condition.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 10: COMMITMENTS AND CONTINGENCIES

In April 2018, Acorns Securities entered into a four-year agreement with a company that is co-owned by certain of our shareholders to provide investor communications services on behalf of the investment funds in its portfolio. This company was no longer a related party as of September 30, 2021.

In April 2018, the Company entered into a four-year agreement with a third-party to provide omnibus clearing firm services on behalf of the Company. It is the Company's intention to renew this four-year agreement.

NOTE 11: GUARANTEES

FASB ASC Topic 460, *Guarantees* ("ASC 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance

also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2021 or during the year then ended.

NOTE 12: CONCENTRATION OF CREDIT RISK

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate indebtedness change day to day, but on September 30, 2021, the Company had net capital of $3,229,704 which was $2,303,421 in excess of its required net capital of $926,283.

NOTE 14: RESTATEMENT OF PREVIOUSLY ISSUED STATEMENT OF FINANCIAL CONDITION

Subsequent to the issuance of the statement of financial condition for the year ended September 30, 2020, the Company determined that fractional shares of exchange traded funds ("ETFs") held by customers do not meet the criteria for derecognition under ASC 860 and should be accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. The financial assets and corresponding repurchase obligations were previously not recorded. These financial assets are now presented as investments in fractional shares held by customers with a corresponding repurchase obligation for investments held by customers on the Statement of Financial Condition. Management determined that the effect of this error on our previously reported statement of financial condition is material. The effect of the restatement, which impacts the previously reported Statement of Financial Condition as of September 30, 2020 is presented below.

Statement of Financial Condition	As of September 30, 2020		
	As Previously Reported	Restatement Adjustment	As Restated
Assets			
Investments in fractional shares held by customers	$ -	$718,375,504	$718,375,504
Total assets	$50,924,380	$718,375,504	$769,299,884
Liabilities			
Repurchase obligation for investments held by customers	$ -	$718,375,504	$718,375,504
Total liabilities	$46,916,174	$718,375,504	$765,291,678
Total liabilities and member's equity	$50,924,380	$718,375,504	$769,299,884

NOTE 15: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of the Statement of Financial Condition for items requiring recording or disclosure in the statement of financial condition. The evaluation was performed through the date the statement of

financial condition was filed with the Securities and Exchange Commission. On October 4, 2021, the Company received a $1,000,000 capital contribution from the Parent. The Company received two additional $500,000 capital contributions from the Parent on December 17 and December 21, 2021. The Company has determined that there were no other events which took place that would have a material impact on its statement of financial condition.

* * * * *